Exhibit 99.1

Homeinns Hotel Group Reports Fourth Quarter and Full Year 2014 Financial Results

2,609 Hotels in Operation in 335 Cities in China

Adjusted Net Margin (Non-GAAP)[1] Improved Year over Year for the Ninth Consecutive Quarter

Shanghai, March 11, 2015 – Homeinns Hotel Group (NASDAQ: HMIN) (“Homeinns” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter and Full Year 2014 Financial Highlights

•	Total revenues increased 1.6% year over year to RMB 1.64 billion (US$263.6 million) for the fourth quarter of 2014 and increased 5.2% to RMB 6.68 billion (US$1.08 billion) for the full year 2014, which was within the guidance range.

•	Net income attributable to ordinary shareholders increased 558.0% year over year to RMB 84.6 million (US$13.6 million) for the fourth quarter of 2014 and increased 161.5% to RMB 513.1 million (US$82.7 million) for the full year 2014. Adjusted net income attributable to ordinary shareholders (non-GAAP) increased 20.8% year over year to RMB 110.9 million (US$17.9 million) for the fourth quarter of 2014 and increased 26.7% to RMB 535.8 million (US$86.4 million) for the full year 2014.

•	EBITDA (non-GAAP) increased 30.8% year over year to RMB 333.4 million (US$53.7 million) for the fourth quarter of 2014 and increased 32.7% to RMB 1.55 billion (US$249.3 million) for the full year 2014. Adjusted EBITDA (non-GAAP) increased 7.8% year over year to RMB 359.8 million (US$58.0 million) for the fourth quarter of 2014 and increased 12.8% to RMB 1.57 billion (US$253.0 million) for the full year 2014.

•	Net operating cash inflow increased 22.8% year over year to RMB 348.1 million (US$56.1 million) for the fourth quarter of 2014 and increased 12.8% to RMB 1.35 billion (US$216.8 million) for the full year 2014.

“We are very gratified that despite sustained market challenges, we met our previously provided revenue expectations for the fourth quarter and achieved year-over-year adjusted net margin improvement for the ninth consecutive quarterly period,” said Mr. David Sun, the Company’s chief executive officer. “Performance of our mature economy hotels remained relatively resilient despite the market softness. Our franchise focused strategy, effective cost control and productivity enhancement initiatives did a great deal to help protect our margin and bottom line. We are also very pleased with the positive development and performance of our mid-scale Yitel hotels.”

Key Financial Results

(RMB in Millions except RMB per ADS)	4Q2014	4Q2013	V%	FY14	FY13	V%
Total Revenues	1,635.3	1,609.7	1.6%	6,682.7	6,353.0	5.2%
Income from Operations	102.5	105.5	-2.9%	640.6	524.6	22.1%
Adj. Income from Operations*	125.6	127.2	-1.2%	736.3	625.6	17.7%
Net Income	84.6	12.9	558.0%	513.1	196.2	161.5%
Adj. Net Income*	110.9	91.8	20.8%	535.8	422.8	26.7%
EBITDA*	333.4	254.9	30.8%	1,546.8	1,165.6	32.7%
Adj. EBITDA*	359.8	333.9	7.8%	1,569.5	1,391.2	12.8%
Diluted earnings per ADS	1.77	0.27	549.7%	9.10	4.20	116.5%
Adj. Diluted Earnings per ADS*	2.26	1.91	18.4%	10.85	8.83	22.9%

“V%” represents year-over-year percentage change in amounts

* Indicates a non-GAAP financial measure (see commentary at the end of this earnings release for full details).

[1] “Adjusted net margin (non-GAAP)” is defined as adjusted net income (non-GAAP) as a percentage of total revenues.

Fourth Quarter and Full Year 2014 Operational Highlights

•	Homeinns Hotel Group added a net of 113 hotels in the fourth quarter of 2014, including the opening of 129 new hotels and the closure of 16 hotels. During the full year, Homeinns Hotel Group added a net of 429 hotels, including the opening of 486 new hotels and the closure of 57 hotels. As of December 31, 2014, Homeinns Hotel Group operated 2,609 hotels across 335 cities in China under four brands. There were a total of 401 hotel projects in the development pipeline as of December 31, 2014, including 201 hotels contracted or under construction (173 of which were franchised-and-managed hotels) and 200 hotels under due diligence (all of which were for franchised-and-managed hotels), demonstrating continued strong interest from franchise partners in all of the Company’s hotel brands.

	Hotels in Operations and Pipeline						Openings		Closures
	Group	Homeinn	Motel	Fairyland	Yitel	Homeinn Plus*	4Q14	FY14	4Q14	FY14
Total Number of Hotels	2,609	2,135	402	31	41		129	486	16	57
Leased-and-Operated	914	705	167	24	18		5	50	1	6
Franchised-and-Managed	1,695	1430	235	7	23		124	436	15	51
Contracted or under Construction	201	139	31	5	20	6
Leased-and-Operated	28	7	5	2	11	3
Franchised-and-Managed	173	132	26	3	9	3
Under Due Diligence	200	169	24	0	5	2

* “Homeinn Plus” is a new mid-scale brand expected to be launched soon.

Note: There were two transfers of leased-and-operated hotel to franchised-and-managed hotel under “Homeinn” brand in 2014.

•	As of December 31, 2014, Homeinns Hotel Group had a total of 23.0 million unique active non-corporate members under its frequent guests program.

Operating Metrics

	4Q2014	3Q2014	4Q2013	FY2014	FY2013
Occupancy Rate	79.6%	86.7%	84.0%	83.6%	86.1%
Average Daily Rate (ADR, RMB)	163	174	163	165	165
Revenue per Available Room (RevPAR, RMB)	130	151	137	138	142

•	For the fourth quarter of 2014, occupancy rate decreased by 4.4 percentage points while ADR remained stable, resulting in a year-over-year decrease of 5.1% in RevPAR. The decrease in occupancy rate was mainly due to continued soft macroeconomic conditions in the fourth quarter of 2014. Sequentially, RevPAR decreased by 13.9% mainly due to seasonality.

•	For the full year 2014, occupancy rate decreased by 2.5 percentage points while ADR remained stable resulting in a year-over-year decrease of 2.8% in RevPAR. The decrease in occupancy was mainly due to the soft macroeconomic conditions throughout the year.

Like-for-like performance for hotels opened for at least 18 months

	4Q2014	4Q2013	FY2014	FY2013
Total Hotels in operation:	1,899	1,899	1,899	1,899
Leased-and-operated hotels	844	846	844	846
Franchised-and-managed hotels	1,055	1,053	1,055	1,053
Occupancy rate	81.8%	85.3%	85.9%	87.8%
Average daily rate (ADR, RMB)	164	163	166	166
Revenue per Available Room (RevPAR, RMB)	134	139	143	146

As of December 31, 2014, a total of 1,899 hotels were in operation for at least 18 months. These hotels’ ADR increased year over year slightly from RMB 163 to RMB 164, while occupancy rate declined year over year from 85.3% to 81.8%, resulting in a decrease in RevPAR by 3.6% from RMB 139 to RMB 134 during the fourth quarter of 2014. For the full year, the same group of hotels’ ADR remained flat year over year, while occupancy rate declined year over year from 87.8% to 85.9%, resulting in a decrease in RevPAR by 2.1% from RMB 146 to RMB 143. The decrease in occupancy rate for both the fourth quarter and full year 2014 was mainly due to the soft market conditions, and was in line with industry performance.

Detailed Overview of Financial Results for Fourth Quarter and Full Year 2014

Total Revenues

(RMB/USD in Millions)	Fourth Quarter 2014			Full Year 2014
	RMB	USD	V%	RMB	USD	V%
Leased-and-Operated Hotels	1,391.1	224.2	-0.8%	5,741.8	925.4	2.8%
Franchised-and-Managed Hotels	244.2	39.4	17.4%	940.9	151.7	22.9%
Total Revenues	1,635.3	263.6	1.6%	6,682.7	1,077.1	5.2%
Less: Business Taxes	-100.3	-16.2	1.9%	-411.1	-66.3	4.9%
Net Revenues	1,535.0	247.4	1.6%	6,271.6	1,010.8	5.2%

Note: “V%” represents year-over-year percentage change in amounts

•	The year-over-year decrease in total revenues from leased-and-operated hotels in the fourth quarter 2014 was due to the decrease of RevPAR. The year-over-year increase in total revenues from franchised-and-managed hotels in the fourth quarter 2014 was mainly driven by an increase in the number of hotels and hotel rooms in operation, partially offset by a decrease in RevPAR.
•	The year-over-year increases in total revenues from both leased-and-operated and franchised-and-managed hotels in the full year 2014 were mainly driven by an increase in the number of hotels and hotel rooms in operation, partially offset by a decrease in RevPAR.

Total Operating Costs and Expenses / Total Operating Income

(RMB/USD in Millions)	Fourth Quarter 2014
							Adjusted
	GAAP Results				Reconciliation		Non-GAAP Results
	RMB	USD	Vpts		RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,298.5	209.3	2.0	pts	3.3	0.5	1,295.2	208.7	2.0	pts

Franchised-and-Managed Hotel Personnel Costs	34.3	5.5	0.1	pts	3.5	0.6	30.8	5.0	0.1	pts
Sales and Marketing Expenses	22.7	3.7	-1.5	pts	0.2	0.0	22.5	3.6	-1.5	pts
General and Administrative Expenses	77.4	12.5	-0.3	pts	16.1	2.6	61.3	9.9	-0.4	pts

Total Operating Costs and Expenses	1,432.9	230.9	0.3	pts	23.1	3.7	1,409.8	227.2	0.2	pts

Total Operating Income	102.5	16.5	-0.3	pts	23.1	3.7	125.6	20.2	-0.2	pts

(RMB/USD in Millions)	Full Year 2014
							Adjusted
	GAAP Results				Reconciliation		Non-GAAP Results
	RMB	USD	Vpts		RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	5,023.1	809.6	-1.4	pts	13.7	2.2	5,009.4	807.4	-1.3	pts

Franchised-and-Managed Hotel Personnel Costs	201.2	32.4	0.5	pts	13.2	2.1	188.1	30.3	0.5	pts
Sales and Marketing Expenses	109.8	17.7	-0.1	pts	0.8	0.1	109.0	17.6	-0.1	pts
General and Administrative Expenses	312.0	50.3	-0.3	pts	68.0	11.0	244.0	39.3	-0.2	pts

Total Operating Costs and Expenses	5,646.2	910.0	-1.3	pts	95.7	15.4	5,550.5	894.6	-1.1	pts

Total Operating Income	640.6	103.3	1.3	pts	95.7	15.4	736.3	118.7	1.2	pts

Note: “Vpts” represents year-over-year change in percentage points of total revenues

Total operating costs and expenses were RMB 1.43 billion (US$230.9 million) for the fourth quarter of 2014, representing 87.6% of total revenues for the quarter. Total operating costs and expenses excluding any share-based compensation expenses and integration costs (non-GAAP) for the fourth quarter of 2014 were 86.2% of total revenues, compared to 86.0% in the same period a year ago.

Total operating costs and expenses were RMB 5.65 billion (US$910.0 million) for the full year 2014, representing 84.5% of total revenues for the year. Total operating costs and expenses excluding any share-based compensation expenses and acquisition and integration costs (non-GAAP) were 83.1% of total revenues for the full year 2014 compared to 84.2% for the full year 2013.

•	Total leased-and-operated hotel costs were RMB 1.30 billion (US$209.3 million) for the fourth quarter of 2014, representing 93.3% of the leased-and-operated hotel revenues for the quarter compared to 88.9% in the same period a year ago. Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration costs (non-GAAP) were 93.1% of the leased-and-operated hotel revenues in the fourth quarter of 2014 compared to 88.6% in the same period a year ago.

Total leased-and-operated hotel costs were RMB 5.02 billion (US$809.6 million) for the full year 2014, representing 87.5% of the leased-and-operated hotels revenues for the year compared to 87.1% for the full year 2013. Total leased-and-operated hotel costs excluding any share-based compensation expenses and acquisition and integration costs (non-GAAP) were 87.2% of the leased-and-operated hotel revenues for the full year 2014 compared to 86.7% for the full year 2013.

The year-over-year increase in total leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues for both the fourth quarter and full year 2014 were mainly due to the decreased RevPAR resulting in a lower revenue base per hotel while a significant portion of the hotel cost was fixed.

Pre-opening cost was RMB 18.5 million (US$3.0 million) for the fourth quarter of 2014 compared to RMB 13.5 million in the fourth quarter of 2013, and RMB 44.6 million (US$ 7.2 million) for the full year 2014 compared to RMB 77.9 million for the full year 2013.

•	Franchised-and-managed hotels personnel costs were RMB 34.3 million (US$5.5 million) for the fourth quarter of 2014, representing 14.0% of the franchised-and-managed hotel revenues for the quarter, compared to 15.3% in the same period a year ago. Franchised-and-managed hotels personnel costs excluding share-based compensation expenses (non-GAAP) were 12.6% of franchised-and-managed hotel revenues in the fourth quarter of 2014, compared to 14.0% in the same period of 2013. The year-over-year decrease in franchised-and-managed hotels personnel costs as a percentage of franchised-and-managed hotel revenues for the fourth quarter was mainly due to the lower year-end bonuses.

Franchised-and-managed hotels personnel costs were RMB 201.2 million (US$32.4 million) for the full year 2014, representing 21.4% of the franchised-and-managed hotel revenues for the year, compared to 20.6% for the full year 2013. Franchised-and-managed hotels personnel costs excluding share-based compensation expenses (non-GAAP) were 20.0% of franchised-and-managed hotel revenues for the full year 2014, compared to 19.1% for the full year 2013. The year-over-year increase in franchised-and-managed hotel personnel costs as a percentage of franchised-and-managed hotel revenues was mainly due to a lower revenue base per hotel resulting from a decreased RevPAR in 2014.

•	Sales and marketing expenses were RMB 22.7 million (US$3.7 million) for the fourth quarter of 2014, representing 1.4% of total revenues for the quarter compared to 2.9% in the same period a year ago. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.4% of total revenues for the fourth quarter of 2014 compared to 2.9% in the same period of 2013. The year-over-year decrease in sales and marketing expenses as a percentage of total revenues for the fourth quarter was mainly due to the timing of certain branding initiatives and promotional programs. Due to the soft market condition, we did not invest heavily in such initiatives and programs in the fourth quarter of 2014.

Sales and marketing expenses were RMB 109.8 million (US$17.7 million) for the full year 2014, representing 1.6% of total revenues for the year compared to 1.7% for the full year 2013. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.6% of total revenues for the full year 2014 compared to 1.7% for the full year 2013. The company remained the consistent on-going marketing efforts to support brand building and revenue growth.

•	General and administrative expenses were RMB 77.4 million (US$12.5 million) for the fourth quarter of 2014, representing 4.7% of total revenues compared to 5.1% in the same period a year ago. General and administrative expenses excluding share-based compensation expenses and integration costs (non-GAAP) were 3.7% of total revenues for the quarter compared to 4.1% in the same period of 2013.

General and administrative expenses were RMB 312.0 million (US$50.3 million) for the full year 2014, representing 4.7% of total revenues compared to 4.9% for the full year 2013. General and administrative expenses excluding share-based compensation expenses and acquisition and integration costs (non-GAAP) were 3.7% of total revenues for the full year 2014 compared to 3.9% for the full year 2013.

The year-over-year decreases in general and administrative expenses as a percentage of total revenues for both the fourth quarter and full year 2014 were driven by effective cost control at headquarters and continued leverage from economy of scale.

Income from Operations was RMB 102.5 million (US$16.5 million) for the fourth quarter of 2014, representing 6.3% of total revenues compared to 6.6% in the same period a year ago. Income from operations excluding share-based compensation expenses and integration costs (non-GAAP) for the fourth quarter of 2014 was RMB 125.6 million (US$20.2 million), or 7.7% of total revenues, compared to RMB 127.2 million, or 7.9% of total revenues, in the same period of 2013. The year-over-year decrease in income from operations margin rate for the quarter was mainly due to lower revenue base per hotel, which was partially offset by the increased mix of higher-margin revenue contribution from franchised-and-managed operations, as well as to higher pre-opening cost, which was mainly due to timing of new leased and operated hotel development, and to a certain extent, accelerated Yitel development.

Income from operations was RMB 640.6 million (US$103.3 million) for the full year 2014, representing 9.6% of total revenues compared to 8.3% in the same period a year ago. Income from operations excluding share-based compensation expenses and acquisition and integration costs (non-GAAP) for the full year 2014 was RMB 736.3 million (US$118.7 million), or 11.0% of total revenues, compared to 9.8% of total revenues for full year 2013. The year-over-year increase in income from operations margin rate for the full year 2014 was mainly driven by the increased mix of higher-margin revenue contribution from franchised-and-managed operations, productivity gains and continual cost control initiatives.

EBITDA (non-GAAP)

(RMB/USD in Millions)		Fourth Quarter 2014				Fourth Quarter 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev
EBITDA (Non-GAAP)	333.4	53.7	20.4%	30.8%	254.9	41.1	15.8%
Net Foreign Exchange (Gain)	-4.6	-0.7	-0.3%		-13.6	-2.2	-0.8%
Share-Based Compensation Expenses	21.3	3.4	1.3%		19.6	3.2	1.2%
Integration Cost	1.8	0.3	0.1%		2.0	0.3	0.1%
Loss on Fair Value Change in Convertible Notes	7.9	1.3	0.5%		70.9	11.4	4.4%
Adjusted EBITDA (Non-GAAP)	359.8	58.0	22.0%	7.8%	333.9	53.8	20.7%

(RMB/USD in Millions)		Full Year 2014				Full Year 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev
EBITDA (Non-GAAP)	1,546.8	249.3	23.1%	32.7%	1,165.6	187.9	18.3%
Net Foreign Exchange Loss/(Gain)	11.5	1.9	0.2%		-49.8	-8.0	-0.8%
Share-Based Compensation Expenses	87.7	14.1	1.3%		86.0	13.9	1.4%
Accelerated fee amortization on early extinguishment of Term Loan	-	-	-		41.9	6.7	0.7%
Acquisition expenses	0.7	0.1	0.0%		-	-	-
Integration Cost	7.3	1.2	0.1%		15.0	2.4	0.2%
Gain on waived liability related with Motel acquisition	-11.9	-1.9	-0.2%		-	-	-
Gain on buy-back of convertible notes	-0.7	-0.1	0.0%		-	-	-
(Gain) on change in fair value of interest swap transaction	-	-	-		-0.9	-0.1	0.0%
(Gain)/Loss on Fair Value Change in Convertible Notes	-71.9	-11.6	-1.1%		133.4	21.5	2.1%
Adjusted EBITDA (Non-GAAP)	1,569.5	253.0	23.5%	12.8%	1,391.2	224.2	21.9%

Note:	“%Rev” represents amount as a percentage of total revenues
“V%” represents year-over-year percentage change in amounts

Consolidated Net Income Attributable to Homeinns Hotel Group’s Shareholders

(RMB/USD in Millions)		Fourth Quarter 2014				Fourth Quarter 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev
Net Income (GAAP)	84.6	13.6	5.2%	558.0%	12.9	2.1	0.8%
Net Foreign Exchange Loss / (Gain)	-4.6	-0.7	-0.3%		-13.6	-2.2	-0.8%
Share-Based Compensation Expenses	21.3	3.4	1.3%		19.6	3.2	1.2%
Integration Cost	1.8	0.3	0.1%		2.0	0.3	0.1%
Loss on Fair Value Change in Convertible Notes	7.9	1.3	0.5%		70.9	11.4	4.4%
Adjusted Net Income (Non-GAAP)	110.9	17.9	6.8%	20.8%	91.8	14.8	5.7%

(RMB/USD in Millions)		Full Year 2014				Full Year 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev
Net Income (GAAP)	513.1	82.7	7.7%	161.5%	196.2	31.6	3.1%
Net Foreign Exchange Loss / (Gain)	11.5	1.9	0.2%		-49.8	-8.0	-0.8%
Share-Based Compensation Expenses	87.7	14.1	1.3%		86.0	13.9	1.4%
Acquisition expenses	0.7	0.1	0.0%		-	-	-
Integration Cost	7.3	1.2	0.1%		15.0	2.4	0.2%
Interest expenses -- Upfront fee amortization of term loans	-	-	-		1.0	0.2	0.0%
Accelerated fee amortization on early extinguishment of Term Loan	-	-	-		41.9	6.7	0.7%
Gain on waived liability related with Motel acquisition	-11.9	-1.9	-0.2%		-	-	-
Gain on buy-back of convertible notes	-0.7	-0.1	0.0%		-	-	-
(Gain)/loss on change in fair value of interest swap transaction	-	-	-		-0.9	-0.1	0.0%
(Gain)/loss on Fair Value Change in Convertible Notes	-71.9	-11.6	-1.1%		133.4	21.5	2.1%
Adjusted Net Income (Non-GAAP)	535.8	86.4	8.0%	26.7%	422.8	68.1	6.7%

Note:	“%Rev” represents amount as a percentage of total revenues
“V%” represents year-over-year percentage change in amounts

Adjusted Net Income Attributable to Ordinary Shareholders (Non–GAAP) increased year over year by 20.8% to RMB 110.9 million (US$17.9 million) for the fourth quarter of 2014, representing 6.8% of total revenues compared to 5.7% in the same period a year ago, and increased 26.7% to RMB 535.8 million (US$86.4 millon) for the full year, representing 8.0% of total revenues compared to 6.7% in the same period a year ago. The year-over-year increases in adjusted net margin rate for both the quarter and full year were mainly due to lower interest expense benefited from operating cash inflow and higher non-operating income.

Basic and Diluted Earnings Per Ordinary Share and Per ADS

	Fourth Quarter 2014				Full Year 2014
	Ordinary Share		ADS Share		Ordinary Share		ADS Share
	RMB	USD	RMB	USD	RMB	USD	RMB	USD
Basic	0.88	0.14	1.77	0.28	5.38	0.87	10.76	1.73
Diluted	0.88	0.14	1.77	0.28	4.55	0.73	9.10	1.47

Adjusted Basic (Non-GAAP)	1.16	0.19	2.32	0.37	5.62	0.91	11.24	1.81
Adjusted Diluted (Non-GAAP)	1.13	0.18	2.26	0.36	5.43	0.87	10.85	1.75

Cash Flow

Net operating cash inflow for the fourth quarter of 2014 was RMB 348.1 million (US$56.1 million), compared to RMB 283.5 million in the same period of 2013. Capitalized expenditures for the fourth quarter of 2014 were RMB 187.5 million (US$30.2 million), while related cash paid for capital expenditures during the quarter was RMB 181.2 million (US$29.2 million).

For the full year 2014, net operating cash inflow was RMB 1.35 billion (US$216.8 million), compared to RMB 1.19 billion for the full year 2013. Capitalized expenditures for the full year 2014 were RMB 606.5 million (US$97.7 million), while related cash paid for capital expenditures during the full year 2014 was RMB 612.8 million (US$98.8 million).

Balance Sheet

As of December 31, 2014, Homeinns Hotel Group had cash and cash equivalents of RMB 949.7 million (US$153.1 million). The outstanding balance of convertible notes issued in December 2010 (measured at fair value) was RMB 1.03 billion (US$165.9 million).

Other Recent Events

In a separate press release issued today, the Company announced that its Board of Directors has approved a share repurchase program of up to $35 million, effective for one year from March 11, 2015. Under the program, the Company is authorized to repurchase up to $35 million worth of outstanding American depositary shares and ordinary shares of the Company from time to time depending on market conditions and other factors and in accordance with relevant rules under United States securities regulations. The repurchase program does not obligate Homeinns to make repurchases at any specific time. Homeinns’ Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. The share repurchase program will be funded by the Company’s available cash balance.

Outlook for First Quarter and Full Year 2015

Homeinns Hotel Group targets to open no fewer than 400 new hotels in 2015, including approximately 10% as leased-and-operated hotels and 90% as franchised-and-managed hotels.

Homeinns Hotel Group expects total revenues for the Company for 2015 to be in the range of RMB 6,800 million to RMB 7,000 million. Total revenues for the Company in the first quarter of 2015 are expected to be in the range of RMB 1,445 million to RMB 1,475 million.

These forecasts reflect the Company’s current and preliminary views and are subject to change.

Mr. Sun continued, “As we look ahead into 2015, we are not expecting a quick market rebound and therefore we will be careful in balancing the speed of new hotel development with profitability and will also take the opportunity to fine-tune our focus for hotel expansion. The success of our multi-branded platform has given us the confidence to devote more resources to the mid-scale hotel segment by further accelerating Yitel development and rolling out our new brand, Homeinn Plus. Meanwhile, we will focus intently on internal programs to further enhance customer service and the customer experience and improve operating efficiency and cost control effectiveness. On top of this, we will also continue to drive new initiatives such as the online retail platform and the Home Alliance program to capture new opportunities with innovation and technology improvements. Taken together, we believe that all of these initiatives will leave us well placed in 2015 to navigate the market and take full advantage of the market recovery when it arrives. We remain confident about the long-term prospects of the travel and lodging market in China and about our ability to deliver value to shareholders.”

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.2046 to US$1.00, the noon buying rate for December 31, 2014 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 9 PM U.S. Eastern Time on Wednesday, March 11, 2015 (9 AM Beijing/Hong Kong Time on Thursday, March 12, 2015).

Dial-in details for the earnings conference call are as follows:

U.S.:	1855 298 3404 or +1 631 5142 526
China mainland:	4001 200 539
Hong Kong:	800 905 927 or +852 5808 3202
U.K.:	0800 015 9725 or +44 (0) 20 3078 7622
Australia:	1800 801 825 or +61 2 8524 5042
Taiwan:	0080 161 5189 or +886 2 7708 3282
International:	+852 5808 3202

Passcode for all regions:	Homeinns

A replay of the conference call may be accessed by phone at the following numbers until the end of March 18, 2015 U.S. Eastern Time.

U.S.:	1866 846 0868
China mainland:	4001 842 240
Hong Kong:	800 966 697
U.K.:	0800 169 7301
Australia:	1800 008 585 or +61 2 9641 7900
International:	+61 2 9641 7900

Replay Passcode:	1192819

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Hotel Group’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN”. For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brands; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Homeinns Hotel Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Homeinns Hotel Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and acquisition and integration costs
(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs
(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses
(d)	sales and marketing expenses excluding share-based compensation expenses
(e)	general and administrative expenses excluding share-based compensation expenses and acquisition and integration costs
(f)	income from operations excluding share-based compensation expenses and acquisition and integration costs
(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest swap derivatives and other non-operating expenses
(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, non-operating expenses and upfront fee amortization of term loan, and
(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Homeinns Hotel Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Group’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Group’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Homeinns Hotel Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Homeinns Hotel Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Homeinns Hotel Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Homeinns Hotel Group’s business. In addition, Homeinns Hotel Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Homeinns Hotel Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Homeinns Hotel Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Homeinns Hotel Group’s future results will be unaffected by other charges and gains Homeinns Hotel Group considers to be outside the ordinary course of its business.

Homeinns Hotel Group completed its acquisition of 100% equity interest in Motel, and took control of Motel effective on October 1, 2011. Homeinns Hotel Group has consolidated Motel’s operating and financial results since October 1, 2011. Homeinns Hotel Group has presented certain separated financial data of Motel in this earning release for the purpose of providing more information to investors. Homeinns Hotel Group had substantially completed Motel’s integration as of the third quarter of 2013 and ceased to present separate operating metrics and revenues for Motel.

For investor and media inquiries, please contact:

Ethan Ruan

Homeinns Hotel Group

Tel: +86-21-3337-3333*3872

Email: zjruan@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Homeinns Hotel Group

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2013	December 31, 2014
	RMB '000	RMB '000	US$ '000

ASSETS
Current assets:
Cash and cash equivalents	1,156,743	949,690	153,062
Restricted cash	173,276	12,726	2,051
Accounts receivable, net	99,964	95,501	15,392
Receivables from related parties	5,509	3,476	560
Consumables	41,231	44,446	7,163
Prepayments and other current assets	181,232	171,703	27,674
Deferred tax assets	78,839	129,685	20,901

Total current assets	1,736,794	1,407,227	226,803

Investment	5,833	11,709	1,887
Property and equipment, net	4,049,337	4,000,041	644,690
Goodwill	2,254,631	2,323,241	374,438
Intangible assets, net	1,112,499	1,126,636	181,581
Other assets	86,027	90,995	14,666
Non-current deferred tax assets	407,564	434,847	70,085

Total assets	9,652,685	9,394,696	1,514,150

LIABILITIES
Current liabilities:
Accounts payable	89,170	86,949	14,014
Payables to related parties	3,029	4,166	671
Financial liability, current portion[2]	-	1,029,577	165,938
Finance lease liabilities	1,376	-	-
Salaries and welfare payable	222,865	228,127	36,767
Income tax payable	88,551	117,830	18,991
Other taxes payable	31,344	34,074	5,492
Deferred revenues	202,949	225,417	36,331
Other unpaid and accruals	228,881	255,460	41,173
Other payables	911,642	742,853	119,725
Deferred tax liability	52,155	60,764	9,793

Total current liabilities	1,831,962	2,785,217	448,895

Long term loans	713,337	-	-
Deferred rental	691,456	705,284	113,671
Deferred revenues	54,075	51,289	8,266
Deposits due to franchisees	115,351	144,892	23,352
Other long term payables	20,537	13,018	2,098
Unfavorable lease liabilities	337,627	331,282	53,393
Financial liabilities[2]	1,157,295	-	-
Deferred tax liabilities	283,522	292,575	47,155

Total liabilities	5,205,162	4,323,557	696,830

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 94,814,866 and 95,703,960 shares issued and outstanding as of December 31, 2013 and December 31 2014, respectively)	3,671	3,698	596

Additional paid-in capital	3,080,596	3,191,076	514,308
Statutory reserves	206,892	256,013	41,262

Retained earnings	1,140,252	1,604,246	258,558

Total Home Inns shareholders' equity	4,431,411	5,055,033	814,724

Noncontrolling interests	16,112	16,106	2,596

Total shareholders’ equity	4,447,523	5,071,139	817,320

Total liabilities and shareholders’ equity	9,652,685	9,394,696	1,514,150

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.2046 on December 31, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes  measured at fair value.

Homeinns Hotel Group

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended				Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014		December 31,2013	December 31,2014
	RMB '000	RMB '000	RMB '000	US$ '000	RMB '000	RMB '000	US$ '000
Revenues:
Leased-and-operated hotels	1,401,635	1,612,027	1,391,084	224,202	5,587,480	5,741,804	925,411
Franchised-and-managed hotels	208,048	264,358	244,219	39,361	765,491	940,944	151,653

Total revenues	1,609,683	1,876,385	1,635,303	263,563	6,352,971	6,682,748	1,077,064
Less: Business tax and related surcharges	(98,490)	(111,943)	(100,323)	(16,169)	(391,821)	(411,118)	(66,260)

Net revenues	1,511,193	1,764,442	1,534,980	247,394	5,961,150	6,271,630	1,010,804

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(533,188)	(539,156)	(564,347)	(90,956)	(2,108,924)	(2,172,804)	(350,192)
Personnel costs	(256,064)	(279,158)	(256,033)	(41,265)	(1,073,754)	(1,075,222)	(173,294)
Depreciation and amortization	(180,503)	(188,102)	(187,816)	(30,270)	(692,945)	(742,886)	(119,731)
Consumables, food and beverage	(92,034)	(108,793)	(97,864)	(15,773)	(343,029)	(362,760)	(58,466)
Others	(184,221)	(180,919)	(192,474)	(31,021)	(648,299)	(669,441)	(107,894)

Total leased-and-operated hotel costs	(1,246,010)	(1,296,128)	(1,298,534)	(209,285)	(4,866,951)	(5,023,113)	(809,577)

Personnel costs of Franchised-and-managed hotels	(31,855)	(71,131)	(34,280)	(5,525)	(157,314)	(201,244)	(32,435)
Sales and marketing expenses	(47,040)	(31,375)	(22,700)	(3,659)	(109,935)	(109,813)	(17,699)
General and administrative expenses	(81,406)	(81,457)	(77,426)	(12,479)	(313,480)	(312,008)	(50,287)

Total operating costs and expenses	(1,406,311)	(1,480,091)	(1,432,940)	(230,948)	(5,447,680)	(5,646,178)	(909,998)

Other income	637	139	448	72	11,089	15,193	2,449

Income from operations	105,519	284,490	102,488	16,518	524,559	640,645	103,255

Interest income	2,331	2,864	3,777	609	6,216	9,295	1,498
Interest expenses	(11,958)	(11,040)	(5,674)	(914)	(54,149)	(41,759)	(6,730)
Accelerated fee amortization on early extinguishment of Term Loan	-	-	-	-	(41,872)	-	-
Loss from equity investment	(466)	(10)	(193)	(31)	(792)	(324)	(52)
(Loss)/gain on change in fair value of convertible notes	(70,870)	29,304	(7,851)	(1,265)	(133,404)	71,945	11,595
Gain on buy-back of convertible notes	-	650	-	-	-	650	105
Non-operating income	20,879	27,073	41,400	6,672	53,663	81,739	13,174
Non-operating expenses	-	-	-	-	(1,000)	-	-
Foreign exchange gain/(loss), net	13,551	(841)	4,606	742	49,830	(11,500)	(1,853)

Income before income tax expenses and noncontrolling interests	58,986	332,490	138,553	22,331	403,051	750,691	120,992

Income tax expense	(46,374)	(84,384)	(53,064)	(8,552)	(206,997)	(231,323)	(37,283)

Net income	12,612	248,106	85,489	13,779	196,054	519,368	83,709

Less:Net loss/(income) attributable to noncontrolling interests	241	(2,594)	(918)	(148)	168	(6,253)	(1,008)

Net income attributable to ordinary shareholders	12,853	245,512	84,571	13,631	196,222	513,115	82,701

Earnings per share
— Basic	0.14	2.57	0.88	0.14	2.12	5.38	0.87

— Diluted	0.14	2.15	0.88	0.14	2.10	4.55	0.73

Weighted average ordinary shares outstanding
— Basic	93,880	95,556	95,655	95,655	92,676	95,345	95,345

— Diluted	94,440	103,025	95,655	95,655	93,418	102,814	102,814

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	1,789	1,525	1,856	299	7,904	7,702	1,241
Personnel costs of Franchised-and-managed hotels	2,743	2,679	3,479	561	11,013	13,152	2,120
Sales and marketing expenses	431	246	179	29	1,514	832	134
General and administrative expenses	14,656	13,663	15,810	2,548	65,584	66,020	10,640

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.2046 on December 31, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,298,534)	79.4%	1,856	-	1,478	0.2%	(1,295,200)	79.2%
Personnel costs of Franchised-and-managed hotels	(34,280)	2.1%	3,479	-	-	0.2%	(30,801)	1.9%
Sales and marketing expenses	(22,700)	1.4%	179	-	-	0.0%	(22,521)	1.4%
General and administrative expenses	(77,426)	4.7%	15,810	-	317	1.0%	(61,299)	3.7%

Total operating costs and expenses	(1,432,940)	87.6%	21,324	-	1,795	1.4%	(1,409,821)	86.2%

Income from operations	102,488	6.3%	21,324	-	1,795	1.4%	125,607	7.7%

	Quarter Ended December 31, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ '000		US$ '000	US$ '000	US$ '000		US$ '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(209,285)	79.4%	299	-	238	0.2%	(208,748)	79.2%
Personnel costs of Franchised-and-managed hotels	(5,525)	2.1%	561	-	-	0.2%	(4,964)	1.9%
Sales and marketing expenses	(3,659)	1.4%	29	-	-	0.0%	(3,630)	1.4%
General and administrative expenses	(12,479)	4.7%	2,548	-	51	1.0%	(9,880)	3.7%

Total operating costs and expenses	(230,948)	87.6%	3,437	-	289	1.4%	(227,222)	86.2%

Income from operations	16,518	6.3%	3,437	-	289	1.4%	20,244	7.7%

	Quarter Ended September 30, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,296,128)	69.1%	1,525	-	1,427	0.2%	(1,293,176)	68.9%
Personnel costs of Franchised-and-managed hotels	(71,131)	3.8%	2,679	-	-	0.1%	(68,452)	3.6%
Sales and marketing expenses	(31,375)	1.7%	246	-	-	0.0%	(31,129)	1.7%
General and administrative expenses	(81,457)	4.3%	13,663	-	317	0.7%	(67,477)	3.6%

Total operating costs and expenses	(1,480,091)	78.9%	18,113	-	1,744	1.1%	(1,460,234)	77.8%

Income from operations	284,490	15.2%	18,113	-	1,744	1.1%	304,347	16.2%

	Quarter Ended December 31, 2013
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,246,010)	77.4%	1,789	-	1,704	0.2%	(1,242,517)	77.2%
Personnel costs of Franchised-and-managed hotels	(31,855)	2.0%	2,743	-	-	0.2%	(29,112)	1.8%
Sales and marketing expenses	(47,040)	2.9%	431	-	-	0.0%	(46,609)	2.9%
General and administrative expenses	(81,406)	5.1%	14,656	-	317	0.9%	(66,433)	4.1%

Total operating costs and expenses	(1,406,311)	87.4%	19,619	-	2,021	1.3%	(1,384,671)	86.0%

Income from operations	105,519	6.6%	19,619	-	2,021	1.3%	127,159	7.9%

	Year Ended December 31, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(5,023,113)	75.2%	7,702	-	6,017	0.2%	(5,009,394)	75.0%
Personnel costs of Franchised-and-managed hotels	(201,244)	3.0%	13,152	-	-	0.2%	(188,092)	2.8%
Sales and marketing expenses	(109,813)	1.6%	832	-	-	0.0%	(108,981)	1.6%
General and administrative expenses	(312,008)	4.7%	66,020	691	1,268	1.0%	(244,029)	3.7%

Total operating costs and expenses	(5,646,178)	84.5%	87,706	691	7,285	1.4%	(5,550,496)	83.1%

Income from operations	640,645	9.6%	87,706	691	7,285	1.4%	736,327	11.0%

	Year Ended December 31, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ '000		US$ '000	US$ '000	US$ '000		US$ '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(809,577)	75.2%	1,241	-	970	0.2%	(807,366)	75.0%
Personnel costs of Franchised-and-managed hotels	(32,435)	3.0%	2,120	-	-	0.2%	(30,315)	2.8%
Sales and marketing expenses	(17,699)	1.6%	134	-	-	0.0%	(17,565)	1.6%
General and administrative expenses	(50,287)	4.7%	10,640	111	204	1.0%	(39,332)	3.7%

Total operating costs and expenses	(909,998)	84.5%	14,135	111	1,174	1.4%	(894,578)	83.1%

Income from operations	103,255	9.6%	14,135	111	1,174	1.4%	118,675	11.0%

	Year Ended December 31, 2013
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(4,866,951)	76.6%	7,904	-	13,761	0.3%	(4,845,286)	76.3%
Personnel costs of Franchised-and-managed hotels	(157,314)	2.5%	11,013	-	-	0.2%	(146,301)	2.3%
Sales and marketing expenses	(109,935)	1.7%	1,514	-	-	0.0%	(108,421)	1.7%
General and administrative expenses	(313,480)	4.9%	65,584	-	1,286	1.1%	(246,610)	3.9%

Total operating costs and expenses	(5,447,680)	85.8%	86,015	-	15,047	1.6%	(5,346,618)	84.2%

Income from operations	524,559	8.3%	86,015	-	15,047	1.6%	625,621	9.8%

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.2046 on December 31, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014		December 31, 2013	December 31, 2014
	RMB '000	RMB '000	RMB '000	US$ '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to ordinary shareholders (GAAP)	12,853	245,512	84,571	13,631	196,222	513,115	82,701
Foreign exchange (gain)/loss, net	(13,551)	841	(4,606)	(742)	(49,830)	11,500	1,853
Share-based compensation	19,619	18,113	21,324	3,437	86,015	87,706	14,135
Acquisition expenses	-	-	-	-	-	691	111
Integration cost	2,021	1,744	1,795	289	15,047	7,285	1,174
Interest expenses -- Upfront fee amortization of term loans	-	-	-	-	959	-	-
Accelerated fee amortization on early extinguishment of Term Loan	-	-	-	-	41,872	-	-
Gain on waived liability related with Motel acquisition	-	(11,919)	-	-	-	(11,919)	(1,921)
Gain on buy-back of convertible notes	-	(650)	-	-	-	(650)	(105)
Non-operating income-- Gain on change in fair value of interest swap transaction	-	-	-	-	(912)	-	-
Loss/(gain) on change in fair value of convertible notes	70,870	(29,304)	7,851	1,265	133,404	(71,945)	(11,595)

Adjusted net income attributable to ordinary shareholders (Non-GAAP)	91,812	224,337	110,935	17,880	422,777	535,783	86,353

	Quarter Ended				Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014		December 31, 2013	December 31, 2014
	RMB '000	RMB '000	RMB '000	US$ '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	0.14	2.57	0.88	0.14	2.12	5.38	0.87

— Diluted	0.14	2.15	0.88	0.14	2.10	4.55	0.73

Weighted average ordinary shares outstanding
— Basic	93,880	95,556	95,655	95,655	92,676	95,345	95,345

— Diluted	94,440	103,025	95,655	95,655	93,418	102,814	102,814
Adjusted earnings per share (Non-GAAP)
— Basic	0.98	2.35	1.16	0.19	4.56	5.62	0.91

— Diluted	0.96	2.23	1.13	0.18	4.41	5.43	0.87

Weighted average ordinary shares outstanding
— Basic	93,880	95,556	95,655	95,655	92,676	95,345	95,345

— Diluted	101,894	103,025	102,704	102,704	100,872	102,814	102,814

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.2046 on December 31, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2013	September 31, 2014	December 31, 2014		December 31, 2013	December 31, 2014
	RMB '000	RMB '000	RMB '000	US$ '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to ordinary shareholders	12,853	245,512	84,571	13,631	196,222	513,115	82,701
Interest income	(2,331)	(2,864)	(3,777)	(609)	(6,216)	(9,295)	(1,498)
Interest expenses	11,958	11,040	5,674	914	54,149	41,759	6,730
Income tax expense	46,374	84,384	53,064	8,552	206,997	231,323	37,283
Depreciation and amortization	186,061	198,086	193,863	31,245	714,482	769,911	124,087

EBITDA (Non-GAAP)	254,915	536,158	333,395	53,733	1,165,634	1,546,813	249,303

Foreign exchange (gain)/loss, net	(13,551)	841	(4,606)	(742)	(49,830)	11,500	1,853
Share-based compensation	19,619	18,113	21,324	3,437	86,015	87,706	14,135
Accelerated fee amortization on early extinguishment of Term Loan		-	-	-	41,872	-	-
Acquisition expenses		-	-	-	-	691	111
Integration cost	2,021	1,744	1,795	289	15,047	7,285	1,174
Gain on waived liability related with Motel acquisition		(11,919)	-	-	-	(11,919)	(1,921)
Gain on buy-back of convertible notes		(650)	-	-	-	(650)	(105)
Non-operating income-- Gain on change in fair value of interest swap transaction					(912)	-	-
Loss/(gain) on change in fair value of convertible notes	70,870	(29,304)	7,851	1,265	133,404	(71,945)	(11,595)

Adjusted EBITDA (Non-GAAP)	333,874	514,983	359,759	57,982	1,391,230	1,569,481	252,955

%of total revenue	20.7%	27.4%	22.0%	22.0%	21.9%	23.5%	23.5%

Note 1: The "Depreciation and amortization expense" includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in "Operating costs and expenses".

The depreciation and amortization expenses of administrative long-term assets are included in "General and administrative expenses".

Homeinns Hotel Group

Operating Data

	As of and for the quarter ended									As of and for the year ended
	December 31, 2013			September 30, 2014			December 31, 2014			December 31, 2013			December 31, 2014
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	2,180	378	1,802	2,496	392	2,104	2,609	402	2,207	2,180	378	1,802	2,609	402	2,207
Leased-and-operated hotels	872	163	709	910	167	743	914	167	747	872	163	709	914	167	747
Franchised-and-managed hotels	1,308	215	1,093	1,586	225	1,361	1,695	235	1,460	1,308	215	1,093	1,695	235	1,460

Total rooms	256,555	52,889	203,666	286,012	52,942	233,070	296,075	53,699	242,376	256,555	52,889	203,666	296,075	53,699	242,376

Occupancy rate (as a percentage)	84.0%	80.8%	84.8%	86.7%	83.9%	87.6%	79.6%	77.1%	80.1%	86.1%	81.3%	87.3%	83.6%	80.4%	84.3%

Average daily rate (in RMB)	163	161	164	174	168	176	163	163	163	165	160	167	165	162	166

RevPAR (in RMB)	137	130	139	151	141	154	130	125	131	142	130	146	138	130	140

Like-for-like performance for hotels opened for at least 18 months during the current quarter and the full year

	As of and for the quarter ended						As of and for the year ended
	December 31, 2013			December 31, 2014			December 31, 2013			December 31, 2014
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,899	334	1,565	1,899	334	1,565	1,899	334	1,565	1,899	334	1,565
Leased-and-operated hotels	846	180	666	844	180	664	846	180	666	844	180	664
Franchised-and-managed hotels	1,053	154	899	1,055	154	901	1,053	154	899	1,055	154	901

Total rooms	222,830	44,378	178,452	221,376	43,168	178,208	222,830	44,378	178,452	221,376	43,168	178,208

Occupancy rate (as a percentage)	85.3%	82.0%	86.1%	81.8%	79.8%	82.3%	87.8%	82.7%	89.2%	85.9%	82.5%	86.8%

Average daily rate (in RMB)	163	159	164	164	163	164	166	159	168	166	162	167

RevPAR (in RMB)	139	130	141	134	130	135	146	132	150	143	134	145

Two homeinn Leased-and-operated hotels were legally converted into Franchised-and-managed hotels in 2014.

“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.

The operating data of multi-brand conversion hotels were included in "Motel 168".